Notice Document
Dated: May 1, 2022
Symetra Focus Variable Annuity
Issued By: Symetra Life Insurance Company

The prospectus for the Symetra Focus Variable Annuity contains more information about the Contract, including its features, benefits, and risks. You can find the prospectus and other information about Symetra Focus Variable Annuity online at www.symetra.com/regulatoryreports.com. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Symetra Focus Variable Annuity Prospectus and Statement of Additional Information dated May 1, 2011, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this Notice Document is a summary of certain contract features that have changed since the Notice Document dated May 1, 2021. This may not reflect all of the changes that have occurred since you entered into your Symetra Focus Variable Annuity Contract.

The following disclosure is added to the prospectus:

Cyber Security Risk: We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained on-line or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with our processing of Contract transactions, including the processing of orders from our website or with the Portfolios; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the Portfolios. The risk of cyber-attacks may be higher during periods of geopolitical turmoil (such as the Russian invasion of Ukraine and the responses by the United States and other governments).

Delays in Contract Administration: Delays in Contract administration may occur in the event of severe weather, natural disasters, a public health crisis, pandemic or the closure of one or more of our offices, or in the event of interruptions in mail delivery, telephone communications, or other electronic communications beyond our control.

KEY INFORMATION
Important information you should consider about the Contract. For more information, see the Symetra Focus Variable Annuity prospectus dated May 1, 2011, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	A Withdrawal Charge of $25 will apply to each withdrawal after the first withdrawal each Contract Year.
Transaction Charges	A Transfer Charge of $10 or 2% of the amount transferred, whichever is less, will apply upon each transfer in excess of 12 transfers in a Contract Year.
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract data page for information about the specific fees you will pay each year based on the options you have elected.

FEES AND EXPENSES
Annual Fee	Minimum	Maximum
Base Contract (1)	1.47%	2.07%
Investment options (Portfolio fees and expenses) (2)	0.10%	0.75%
Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.10%	0.10%

(1) Base Contract fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of Contract Value, and the annual Contract fee, which is a fixed dollar amount.
(2) Portfolio fees and expenses are expressed as a percentage of the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add charges that substantially increase costs.

Lowest Annual Cost $1,348.86	Highest Annual Cost $1,935.53

The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract Classes & Portfolio Company fees & expenses
•No optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract Classes, Portfolio Company fees & expenses and optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the Contract.
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you need ready access to cash. Withdrawal charges will reduce the value of your Contract if you withdraw money during the Accumulation Phase. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Risks Associated with Investment Options
Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Contract. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the Contract is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Symetra Fixed Account, guarantees, and benefits provided for under the Contract are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

RESTRICTIONS
Investments
You may allocate amounts under the Contract to one or more of the Sub-accounts available to you. Certain Sub-accounts are closed to new investors and only available to Contract Owners who have been continuously invested in them as of a certain date. Once a Contract Owner has transferred the entire value out of one of these closed Sub-accounts, the Sub-account is no longer available to the Contract Owner for investment. You may also allocate money to the Symetra Fixed Account, which credits guaranteed interest rates. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your Contract. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the Contract.

Optional Benefit
GMDB Age Extension Rider. If available in your state, you may have elected the GMDB Age Extension Rider at the time you purchased your Contract. To elect this rider, you had to be age 75 or younger on the Contract Date.

TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of an investment in and purchase payments received under the Contract. There is no additional tax benefit if you purchased the Contract through a tax-qualified plan or individual retirement account (IRA). Access to amounts held in a qualified Contract may be restricted or prohibited.

All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Contract will be subject to ordinary income tax, and may be subject to tax penalties.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the Contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the Contract.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.

Exchanges
An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.

You should not exchange this Contract for a new one unless you determine, after comparing the features fees and risks of both contracts, that the exchange is preferable for you.

EDGAR Contract Identifier: C000039522

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract charges. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2021)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2021)
			1 Year	5 Year	10 Year
U.S. Equity	DWS Small Cap Index VIP - Class A DWS Investment Management Americas, Inc.	0.39%**	14.50%	11.69%	12.98%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. Geode serves as sub-adviser for the fund. (*)	0.10%	28.58%	18.34%	16.44%
Money Market	Fidelity® VIP Government Money Market Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.23%	0.01%	0.93%	0.51%
Asset Allocation	Morningstar Aggressive Growth ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.65%**	18.60%	11.83%	10.43%
Asset Allocation	Morningstar Balanced ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.65%	11.00%	8.62%	7.71%
Asset Allocation	Morningstar Conservative ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.63%**	2.51%	4.60%	3.81%
Asset Allocation	Morningstar Growth ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.65%	15.09%	10.58%	9.43%
Asset Allocation	Morningstar Income and Growth ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.67%	6.66%	6.77%	5.81%
Asset Allocation	Vanguard VIF - Balanced Portfolio Wellington Management Company, LLP	0.20%	19.02%	12.32%	11.40%
Taxable Bond	Vanguard VIF - High Yield Bond Portfolio Wellington Management Company, LLP	0.26%	3.68%	5.69%	6.05%
International Equity	Vanguard VIF - International Portfolio Bailie Gifford Overseas Ltd. and Schroder Investment Management North America Inc.	0.38%	(1.54)%	20.47%	13.57%
U.S. Equity	Vanguard VIF - Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	24.36%	15.72%	14.97%
Sector Equity	Vanguard VIF - Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	40.21%	11.25%	11.43%
Taxable Bond	Vanguard VIF - Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	(1.72)%	3.50%	2.77%
U.S. Equity	Vanguard VIF - Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	25.64%	17.79%	16.13%
We do not guarantee that each Portfolio will be available for investment through the Contract.
* Fidelity and the Fidelity Investments Logo,are registered service marks of FMR LLC.  Used with permission.

** Annual expenses reflect temporary fee reductions.